Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

August 11, 2016

Ms. Katie Sabo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Touchstone Strategic Trust (the “Trust”)
Post-Effective Amendments on Forms N-1A
(File Nos. 002-80859& 811-03651)
Ms. Sabo:
On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on July 15, 2016 regarding the post-effective amendments to the Trust’s registration statement on Forms N-1A filed on May 31, 2016 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, with respect to the Touchstone Large Company Growth Fund and the Touchstone Global Growth Fund (together, "Funds").

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response. As many of the comments apply to both Funds, we have combined the response into a single letter.

General
1.     Please provide a “Tandy Letter” along with your response to comments of the Staff.
Response: Attached as Exhibit A to this letter is the “Tandy Letter” with respect to each post-effective amendment signed by an officer of the Trust.
2.     Please confirm that any blank or bracketed information in the Funds' Prospectuses and Statements of Additional Information will be finalized in the 485(b) filings.

Response: The Trust confirms that it will finalize all blank or bracketed information in each Fund's Prospectus and Statement of Additional Information that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) under the Securities Act on August 15, 2016.

3.     Please review and make changes as necessary to ensure that terms and concepts are used consistently throughout the filings. (For example, please be consistent with respect to the use of "investment objective" vs. "investment goal".)

Response: The Trust has made the requested revisions.

Prospectus
4.    In both Prospectuses, please confirm that Item 9(b) of Form N-1A, Instruction 7, has been fully addressed.
Response: The Trust has revised the Prospectuses to be fully responsive to Item 9(b), Instruction 7.
5.     In the fees and expenses tables in each Fund Summary, please address the following:
(a)     In the Touchstone Large Company Growth Fund Prospectus, please remove the extraneous "12b-1" reference in the expense table.
Response: The Trust has made the requested revision.

(b)    Please confirm whether “Acquired Fund Fees and Expenses” should be included in each fee table given the reference to “other investment companies” in the “Investment Strategies and Risks” sections.

Response: The Trust confirms that there are no “Acquired Fund Fees and Expenses” to be included in either fee table.

(c)    In the Touchstone Large Company Growth Fund Prospectus, please revise footnote 1 so that it matches the corresponding footnote in the Touchstone Global Growth Fund Prospectus with respect to the closing date of the reorganizations.
Response: The Trust has revised footnote 1 in each Fund Summary. Each reorganization is definitively occurring on August 15, 2016; as a result the "on or about" language has been removed.
(d)    Please confirm in footnote 2 that each expense limitation agreement will last no less than one year from the effective date of the Prospectus.
Response: The Trust confirms that the effective date of each Prospectus will be August 15, 2016. The expense limitation agreements are valid until August 15, 2017, as reflected in each footnote 2.
(e)    In each footnote 2, please add that recoupment of the fee waiver is limited to the lesser of (1) the expense cap at the time of the waiver or (2) the expense cap in effect at the time of recapture. (Please also add this to the "Expense Limitation Agreement" section the SAIs.)

Response: The requested language has been added.

6.     In the “Principal Investment Strategy” sections of each Fund Summary, please make the following revisions:
(a)     For both Funds, please explain supplementally why a large capitalization issuer is one with a market capitalization of $10 billion or greater at the time of purchase.
Response: Although there is no standard definition of large cap, there are a number of industry-wide publications that use the $10 billion or greater definition (see recent articles in Investopedia, The Wisdom Tree, Zacks, and U.S. News & World Report). As a result, the Trust believes that $10 billion is a reasonable floor and is consistent with the current policies of the predecessor funds.
(b)    In the Touchstone Global Growth Fund Prospectus, please revise the discussion with respect to how the Fund will invest globally. (Please refer to Investment Company Act Release 24828.) Please revise the principal investment strategy to indicate that it will invest at least 40% of its assets in non-U.S. issuers (as opposed to 30%).

Response: The Trust has made the requested revision.

7.     In the risk factor sections of both Prospectuses, please disclose the method by which the Funds determine which countries are emerging markets.
Response: The Trust has made the requested revision.
8.     In both Prospectuses, please explain the sector focus policy more clearly. Please explain supplementally the relationship between the fundamental investment limitation regarding concentration and the Funds’ industry sector focus policies.
Response: The Trust has clarified disclosure in the filings regarding the Funds' sector focus. The Funds' fundamental policy regarding industry concentration is related to investment in a single industry. A sector is broader and may be comprised of multiple related industries.
9.     Please differentiate between the "Risk/Return Summary" presented in response to Item 4 of Form N-1A and the information presented in response to Item 9 of Form N-1A so that the response to Item 4 contains a summary of the response to Item 9.

Response: The information presented in response to Items 4(a) and 4(b) of Form N-1A have been revised to present a summary of the principal investment strategies and the principal risks of the Funds.

10.     In the “The Fund's Management - Sub-Advisor and Portfolio Manager” section of each Prospectus, please disclose that the SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of securities in the Funds.
Response: The requested language currently appears in this section, under the sub-heading "Additional Information."
11.     In the "Investing with Touchstone - Investing in the Fund" section of each Prospectus, please confirm supplementally whether there are exchange fees. If there are, please add disclosure explaining any applicable exchange fee.
Response: We confirm that there are no exchange fees to disclose.
12.     In the “Investing with Touchstone - Receiving Sales Proceeds” section of each Prospectus, please explain the phrase “proper request.”
Response: The requested clarification has been added.
Statements of Additional Information
13.     Please explain supplementally why the Form N-14 SAIs for the Funds contained different information than these Form N-1A SAIs (or amend these Form N-1A SAIs to be consistent with the N-14s). Specifically, there are differences in the "Permitted Investments and Risk Factors", "Distribution Plans and Shareholder Service Arrangements", and "Description of Shares" sections of the SAIs.
Response: We have revised the "Permitted Investments and Risk Factors" and "Description of Shares" sections of both SAIs so that they are consistent with the Funds' Form N-14 SAIs. With respect to the "Distribution Plans and Shareholder Service Arrangements" sections, these Form N-1A SAIs include a few additional paragraphs relating to the distribution and shareholder servicing plans for Classes A and C shares that did not appear in the Form N-14 SAIs. This difference is intentional as these Form N-1A filings relate to the offering of Classes A, C, Y and I shares, while the Form N-14 filings for the Funds related only to the registration of Class I shares of the Funds.

14.     In the Touchstone Global Growth Fund SAI, please revise the "The Trust - History of the Fund" section to delete the redundancy in the second paragraph.
Response: The Trust has made the requested revision.
15.     In the "Investment Limitations" section of each SAI, please explain why footnotes appear in one SAI that do not appear in the other SAI.
Response: The Trust has revised the Touchstone Large Company Growth Fund SAI to add the footnotes that appear in the Touchstone Global Growth Fund SAI.
16.     On page 21 of the Touchstone Global Growth Fund SAI, please revise the first sentence of the "The Investment Advisor" section so that it is consistent with the Touchstone Large Company Growth Fund SAI.
Response: The Trust has made the requested revision.
17.     In the "Expense Limitation Agreement” section of each SAI, please add a statement that the expenses may be higher following the expiration of the expense limitation agreement.
Response: The requested disclosure has been added.
18.    In the “Sub-Advisor and Portfolio Manager” section of each SAI, please express the dollar range held by the portfolio manager in the options presented by Item 20(b) of Form N-1A.
Response: The Trust has made the requested revisions.
Part C (Touchstone Global Growth Fund only)
19.     In Item 28, please clarify whether Exhibit (d)(1)(ii) is filed herewith or is incorporated by reference to a previous filing.

Response: The Trust has made the requested clarification in Part C.

20.     In Item 28, please delete the extra letter "s" that appears by Exhibit (d)(18).

Response: The Trust has made the requested revision.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford

Meredyth A. Whitford

cc:	Renee Hardt, Esq.
Deborah B. Eades, Esq.

EXHIBIT A

August 11, 2016

Ms. Katie Sabo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:         Touchstone Strategic Trust (File Nos. 002-80859& 811-03651) (the “Trust”)

Dear Ms. Sabo:

In connection with the Trust’s response to certain oral comments received from the Commission staff on July 15, 2016, with respect to the Staff’s review of the post-effective amendment to the Trust’s registration statement on Form N-1A previously filed on May 31, 2016 relating to the Touchstone Global Growth Fund, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Meredyth A. Whitford, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 357-6029.

Sincerely,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer

EXHIBIT A (cont.)

August 11, 2016

Ms. Katie Sabo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:         Touchstone Strategic Trust (File Nos. 002-80859& 811-03651) (the “Trust”)

Dear Ms. Sabo:

In connection with the Trust’s response to certain oral comments received from the Commission staff on July 15, 2016, with respect to the Staff’s review of the post-effective amendment to the Trust’s registration statement on Form N-1A previously filed on May 31, 2016 relating to the Touchstone Large Company Growth Fund, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Meredyth A. Whitford, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 357-6029.

Sincerely,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer